UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2023

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Block listing Interim Review 03 January 2023	Announcement Total Voting Rights 03 January 2023
Announcement Transaction in Own Shares 03 January 2023	Announcement Transaction in Own Shares 04 January 2023
Announcement Transaction in Own Shares 05 January 2023	Announcement Transaction in Own Shares 06 January 2023
Announcement Transaction in Own Shares 09 January 2023	Announcement Director/PDMR Shareholding 10 January 2023
Announcement Director/PDMR Shareholding 10 January 2023	Announcement Transaction in Own Shares 10 January 2023
Announcement Transaction in Own Shares 11 January 2023	Announcement Director/PDMR Shareholding 12 January 2023
Announcement Transaction in Own Shares 12 January 2023	Announcement Transaction in Own Shares 13 January 2023
Announcement Transaction in Own Shares 16 January 2023	Announcement Diageo to acquire Don Papa Rum 17 January 2023
Announcement Transaction in Own Shares 17 January 2023	Announcement Transaction in Own Shares 18 January 2023
Announcement Transaction in Own Shares 19 January 2023	Announcement Transaction in Own Shares 20 January 2023
Announcement Transaction in Own Shares 23 January 2023	Announcement Transaction in Own Shares 24 January 2023
Announcement Transaction in Own Shares 25 January 2023	Announcement Transaction in Own Shares 27 January 2023
Announcement Transaction in Own Shares 27 January 2023	Announcement Transaction in Own Shares 30 January 2023
Announcement Transaction in Own Shares 31 January 2023

Diageo PLC – Block listing Interim Review
Dated 03 January 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 January 2023

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 July 2022	To:	31 December 2022
Balance of unallotted securities under scheme(s) from previous return:		241,404
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,963
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		236,441
Name of contact:		James Edmunds, Deputy Company Secretary
Telephone number of contact:		+44 (0)20 7947 9100

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 July 2022	To:	31 December 2022
Balance of unallotted securities under scheme(s) from previous return:		46,044
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		46,044
Name of contact:		James Edmunds, Deputy Company Secretary
Telephone number of contact:		+44 (0)20 7947 9100

Diageo PLC – Total Voting Rights
Dated 03 January 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 December 2022 consisted of 2,482,909,745 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 213,298,806 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,269,610,939 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

3 January 2023

Diageo PLC – Transaction in Own Shares
Dated 03 January 2023

Diageo plc

Transaction in Own Shares

03 January 2023

Diageo plc ('Diageo') announces that on 03 January 2023 it has purchased 318,558 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 January 2023	318,558	3,688.00	3,608.00	3,635.87	XLON
03 January 2023	0	0.00	0.00	0.00	CHIX
03 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5696L_1-2023-1-3.pdf

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 January 2023

Diageo plc

Transaction in Own Shares

04 January 2023

Diageo plc ('Diageo') announces that on 04 January 2023 it has purchased 295,831 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 January 2023	295,831	3,671.00	3,625.50	3,644.59	XLON
04 January 2023	0	0.00	0.00	0.00	CHIX
04 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7201L_1-2023-1-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 05 January 2023

Diageo plc

Transaction in Own Shares

05 January 2023

Diageo plc ('Diageo') announces that on 05 January 2023 it has purchased 273,342 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 January 2023	273,342	3,687.00	3,636.00	3,654.08	XLON
05 January 2023	0	0.00	0.00	0.00	CHIX
05 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8601L_1-2023-1-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 January 2023

Diageo plc

Transaction in Own Shares

06 January 2023

Diageo plc ('Diageo') announces that on 06 January 2023 it has purchased 302,449 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 January 2023	302,449	3,656.50	3,577.50	3,631.84	XLON
06 January 2023	0	0.00	0.00	0.00	CHIX
06 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement

http://www.rns-pdf.londonstockexchange.com/rns/0008M_1-2023-1-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 January 2023

Diageo plc

Transaction in Own Shares

09 January 2023

Diageo plc ('Diageo') announces that on 09 January 2023 it has purchased 340,954 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 January 2023	340,954	3,647.50	3,587.50	3,620.57	XLON
09 January 2023	0	0.00	0.00	0.00	CHIX
09 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1482M_1-2023-1-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 January 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 January 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£36.20	229
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 January 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 January 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.02	3
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.02	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.02	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.02	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.02	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	£36.02	5
		2	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-01-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 10 January 2023

Diageo plc
Transaction in Own Shares
10 January 2023

Diageo plc ('Diageo') announces that on 10 January 2023 it has purchased 324,233 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 January 2023	324,233	3,638.00	3,585.50	3,626.18	XLON
10 January 2023	0	0	0	0	CHIX
10 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3014M_1-2023-1-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 January 2023

Diageo plc

Transaction in Own Shares

11 January 2023

Diageo plc ('Diageo') announces that on 11 January 2023 it has purchased 238,867 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 January 2023	238,867	3,693.00	3,636.50	3,674.26	XLON
11 January 2023	0	0	0	0	CHIX
11 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4489M_1-2023-1-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 12 January 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 30 December 2022, Claudia Schubert purchased American Depositary Shares under The Diageo 2017 Share Value Plan.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

12 January 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Claudia Schubert
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of shares under The Diageo 2017 Share Value Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$165.54	36.245
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-30
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 12 January 2023

Diageo plc

Transaction in Own Shares

12 January 2023

Diageo plc ('Diageo') announces that on 12 January 2023 it has purchased 317,514 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 January 2023	317,514	3,688.00	3,618.00	3,650.90	XLON
12 January 2023	0	0.00	0.00	0.00	CHIX
12 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5929M_1-2023-1-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 January 2023

Diageo plc

Transaction in Own Shares

13 January 2023

Diageo plc ('Diageo') announces that on 13 January 2023 it has purchased 225,201 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 January 2023	225,201	3,696.00	3,645.50	3,676.31	XLON
13 January 2023	0	0.00	0.00	0.00	CHIX
13 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7337M_1-2023-1-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 January 2023

Diageo plc

Transaction in Own Shares

16 January 2023

Diageo plc ('Diageo') announces that on 16 January 2023 it has purchased 163,197 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 January 2023	163,197	3,715.50	3,687.00	3,697.93	XLON
16 January 2023	0	0.00	0.00	0.00	CHIX
16 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8888M_1-2023-1-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Diageo to acquire Don Papa Rum
Dated 17 January 2023

DIAGEO TO ACQUIRE DON PAPA RUM

17 JAN 2023: Today, Diageo announces it has reached an agreement to acquire Don Papa Rum, a super-premium, dark rum from the Philippines. The upfront consideration is €260 million with a further potential consideration of up to €177.5 million through to 2028 subject to performance, reflecting the brand's current growth potential.

The super-premium plus segment of the rum category is in the early stages of premiumisation, with a compound annual growth rate (CAGR) of 18% in Europe and 27% in the US between 2016-2021. Through the same period, Don Papa Rum consistently outperformed the market in Europe, delivering a 29% CAGR*.

Launched in 2012 by entrepreneur Stephen Carroll, together with Andrew John Garcia, Don Papa Rum is currently available in 30 countries, with France, Germany and Italy being its largest markets. Don Papa Rum has a unique flavour profile, highly distinctive packaging and an authentic brand story rooted in the beautiful island of Negros Occidental - known locally as 'Sugarlandia'. The rum is distilled and aged on the island in American oak barrels. The combination of the local sugar cane and the oak barrel ageing in a hot tropical climate provides the foundation for Don Papa Rum's long, rich-textured finish, which carries flavours of vanilla, honey, and candied fruits.

John Kennedy, President, Diageo Europe and India, commented: "We are excited by the opportunity to bring Don Papa into the Diageo portfolio to complement our existing rums. This acquisition is in line with our strategy to acquire high growth brands with attractive margins that support premiumisation, and enables us to participate in the fast growing super-premium plus segment."

Stephen Carroll, Founder, Don Papa Rum, commented: "Diageo has a strong track record in nurturing founder-led brands. They believe in our unique story and have genuinely embraced our brand idea. We believe this acquisition is a great opportunity to take Don Papa into the next exciting chapter of its development."

Stephen Carroll will remain involved with the brand, working alongside Diageo to build on Don Papa Rum's growth potential.

The acquisition will be funded through existing cash reserves and is expected to close in the first half of 2023. The company will be available to discuss the transaction in more detail after the release of Diageo's fiscal 23 interim results on 26 January 2023.

* IWSR 2016-21

ENDS

Enquiries:

Media relations	Diageo Global Press Office press@diageo.com	+44 (0) 7803 856 200
Investor relations	Investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal and JeB whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

About Don Papa Rum
Available in over 30 countries worldwide, Don Papa Rum is a super-premium dark rum from the Philippines. Distilled and aged in American oak barrels on the island of Negros Occidental (known locally as 'Sugarlandia'), the pure, original Negros sugar cane is the foundation for Don Papa Rum's long, rich-textured finish and flavours of vanilla, honey, and candied fruits. The namesake of Don Papa Rum is inspired by the unsung hero and mystic, Papa Isio, who was one of the leading figures of the late 19th century Philippine revolution. Initially a foreman at a sugar plantation, his leadership and courage played a critical part in liberating the island of Negros from Spanish rule. Don Papa is inspired by his legend and captures his spirit and sense of magic in every bottle.

Diageo PLC – Transaction in Own Shares
Dated 17 January 2023

Diageo plc

Transaction in Own Shares

17 January 2023

Diageo plc ('Diageo') announces that on 17 January 2023 it has purchased 91,712 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 January 2023	91,712	3,778.00	3,696.50	3,744.21	XLON
17 January 2023	0	0	0	0	CHIX
17 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0345N_1-2023-1-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 January 2023

Diageo plc
Transaction in Own Shares
18 January 2023

Diageo plc ('Diageo') announces that on 18 January 2023 it has purchased 199,357 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 January 2023	199,357	3,788.50	3,660.50	3,689.54	XLON
18 January 2023	0	0	0	0	CHIX
18 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 January 2023

Diageo plc
Transaction in Own Shares
19 January 2023

Diageo plc ('Diageo') announces that on 19 January 2023 it has purchased 189,781 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 January 2023	189,781	3,730.50	3,677.00	3,704.61	XLON
19 January 2023	0	0	0	0	CHIX
19 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 January 2023

Diageo plc
Transaction in Own Shares
20 January 2023

Diageo plc ('Diageo') announces that on 20 January 2023 it has purchased 151,933 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 January 2023	151,933	3,686.00	3,653.00	3,671.46	XLON
20 January 2023	0	0	0	0	CHIX
20 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4589N_1-2023-1-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 January 2023

Diageo plc
Transaction in Own Shares
23 January 2023

Diageo plc ('Diageo') announces that on 23 January 2023 it has purchased 77,390 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 January 2023	77,390	3,731.00	3,698.00	3,710.29	XLON
23 January 2023	0	0.00	0.00	0.00	CHIX
23 January 2023	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6032N_1-2023-1-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 January 2023

Diageo plc

Transaction in Own Shares

24 January 2023

Diageo plc ('Diageo') announces that on 24 January 2023 it has purchased 138,335 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 January 2023	138,335	3,707.50	3,669.00	3,694.82	XLON
24 January 2023	0	0	0	0	CHIX
24 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7393N_1-2023-1-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 January 2023

Diageo plc

Transaction in Own Shares

25 January 2023

Diageo plc ('Diageo') announces that on 25 January 2023 it has purchased 338,300 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 January 2023	338,300	3,691.00	3,660.50	3,671.86	XLON
25 January 2023	0	0	0	0	CHIX
25 January 2023	0	0	0	0	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8809N_1-2023-1-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 January 2023

Diageo plc

Transaction in Own Shares

26 January 2023

Diageo plc ('Diageo') announces that on 26 January 2023 it has purchased 915,621 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 January 2023	419,420	3,554.00	3,403.00	3,490.85	XLON
26 January 2023	192,885	3,547.50	3,404.50	3,489.67	CHIX
26 January 2023	303,316	3,546.50	3,403.00	3,486.47	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0275O_1-2023-1-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 January 2023

Diageo plc

Transaction in Own Shares

27 January 2023

Diageo plc ('Diageo') announces that on 27 January 2023 it has purchased 908,159 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 January 2023	487,200	3,472.00	3,363.00	3,418.83	XLON
27 January 2023	291,800	3,473.00	3,363.00	3,419.99	CHIX
27 January 2023	129,159	3,473.00	3,363.00	3,418.78	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1659O_1-2023-1-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 January 2023

Diageo plc

Transaction in Own Shares

30 January 2023

Diageo plc ('Diageo') announces that on 30 January 2023 it has purchased 1,026,411 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 January 2023	545,618	3,445.50	3,398.00	3,425.16	XLON
30 January 2023	313,580	3,445.50	3,405.50	3,432.08	CHIX
30 January 2023	167,213	3,445.00	3,398.50	3,422.63	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3112O_1-2023-1-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 January 2023

Diageo plc
Transaction in Own Shares

31 January 2023

Diageo plc ('Diageo') announces that on 31 January 2023 it has purchased 1,152,770 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 January 2023	646,557	3,520.00	3,415.00	3,489.49	XLON
31 January 2023	336,839	3,510.00	3,425.50	3,482.89	CHIX
31 January 2023	169,374	3,519.50	3,431.50	3,491.38	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4817O_1-2023-1-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary